Mail Stop 3561

June 21, 2006

Richard A. Noll
Chief Executive Officer
Hanesbrands, Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

> **Re:** **Hanesbrands, Inc.**
> **Registration Statement on Form 10**
> **Filed May 24, 2006**
> **File No. 1-32891**

Dear Mr. Noll:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you state that the shareholders of Sara Lee will not provide consideration for the shares of Hanesbrands, that the spin-off is on a pro rata basis, that you will provide an information statement, and that you describe various business purposes for the spin-off. Please also tell us how long Sara Lee has held the shares of Hanesbrands. Refer to Section 4.B.5. of the Division of Corporation Finance, Staff Legal Bulletin No. 4 (Sept. 16, 1997).

Summary, page 1

2. Please substantiate or delete the promotional terms and phrases appearing in this section and throughout your registration statement. For example, we note your reference to "leading apparel brands," "strong heritage in the apparel essentials industry" and "strong brand awareness across our product categories."

3. Please provide support for the qualitative and comparative statements contained in this section and throughout your registration statement, including your Description of Our Business section beginning on page 66. Please note that the following are examples only and you should provide support for any other qualitative or comparative statements. Please mark your support or provide page references in your responses to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Revise your registration statement as necessary. We note the following examples:

   • According to The NPD Group/Consumer Panel Track, our brands possess either the number one or number two market position in the United States in most of the product categories in which we compete and enjoy high awareness among consumers – page 2.

   • According to a 2005 survey of consumer brand awareness by Women's Wear Daily, we own three of the top five most recognized apparel and accessory brands among women in the United States, with Hanes (number one), L'eggs (number three) and Hanes Her Way (number four)   – page 2.

   • We believe the average U.S. consumer makes 3.5 trips to retailers to purchase men's underwear and 4.5 trips to purchase panties annually – page 2.

Questions and Answers Relating to the Spin Off, page 5

Q. What is the spin-off, page 5

4. Please revise to clarify how the value of the shares of Sara Lee common stock will be affected.

Q. How will fractional shares be treated in the spin off, page 6

5. Please revise to describe how the cash amount for fractional shares will be calculated.

Risk Factors, page 11

6. The disclosure in some of your risk factors is vague and appears to include multiple risks. Please revise to concisely state the material risk to you and investors. The additional risks addressed in these risk factors should be included under separate subheadings, if considered material. We note the following:

- Changing international trade regulation and future quantitative limits, duties or tariffs…, page 14.

- Our substantial debt could adversely affect the cash flow available to fund our business needs…, page 15.

- We have extensive foreign operations which subject us to the risk that external events may disrupt our supply chain…, page 16.

We rely on a relatively small number of customers for a significant portion of our sales, page 13

7. Please disclose whether you have purchase agreements in place with your top customer, Wal-Mart.

Risks Related to the Spin Off, page 18

The spin off could result in substantial tax liability, page 18

8. Please revise, here and elsewhere in your document, to update the status of the IRS private letter ruling, and your intentions if you do not receive a favorable IRS ruling prior to August 2006. For example, will you rely on a tax opinion or postpone the spin off until you receive a favorable ruling?

Cautionary Statement Concerning Forward-Looking Statements, page 23

9. Please delete the last sentence appearing on page 24 stating that you disclaim any obligation or undertaking to update the disclosure in the registration statement.

Listing and Trading of Our Common Stock, page 29

10. Please revise to include the information required by Item 201(a)(2) of Regulation S-K. Please also describe Rule 144 in greater detail as it pertains to the sale of your common stock.

Dividend Policy, page 31

11. Please describe and quantify any restrictions on your ability to pay dividends. Refer to Item 201(c)(1) of Regulation S-K. We note that on page 15 you state that your debt instruments contain some of these restrictions.

Unaudited Pro Forma Combined and Consolidated Financial Statements, page 35

12. Reference is made to the third paragraph. Please revise the pro forma adjustments to assume that the spin off occurred as of the beginning of the fiscal year presented and are carried forward through the interim period presented. See Rule 11-02(b)(6) of Regulation S-X.

13. Adjustments (a) and (c) appear to reflect nonrecurring items included in the historical financial statements that are not directly affected by the transaction and that generally are not eliminated in arriving at pro forma results. Please advise or revise to delete these adjustments. Disclosure may be included in the notes to the pro forma financial statements.

14. Please revise adjustment (b) to show either in the note or on the face of the statement the amount of historical service fees paid to Sara Lee for support services and the amount of fees determined in accordance with the new separation agreements.

15. Please expand adjustment (e) to specify whether you have assumed the interest rate as current or the committed rate. Further, please indicate the applicable interest rate and amount of borrowings under each facility: the revolving credit facility, senior secured term loan facility and the senior notes. In addition, please provide disclosure of the terms of each facility and include a five year table of maturities. Please disclose, if true, that you have received a commitment for these facilities or explain your basis for including the pro forma adjustment under Article 11.

16. Please revise adjustment (f) to provide content surrounding the adjustment and specify the fiscal years of the tax reviews and audits finalized.

Management's Discussion and Analysis of Financial Condition, page 40

17. Please provide a more detailed discussion of material opportunities, risks and challenges in both the short and long term and the actions you are taking to address them. Please see SEC Release 33-8350. For example, we note disclosure

indicating a sustained decline of sales in your hosiery segment. Revise your disclosure as appropriate.

Combined and Consolidated Results of Operations, page 43

18. We note that you identify a number of factors that affected the increase in net sales and changes in cost of sales and SG&A. Please revise your discussion to quantify the impact of each factor. Also discuss whether you expect trends to continue or change and the reasons why. Refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 55

19. Please provide a more detailed analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Notes Payable and Credit Facilities, page 57

20. Please disclose whether you are currently in compliance with the financial covenants discussed in this section. Please also disclose additional information in the liquidity and capital resources section regarding your intent and ability to comply with the covenants on the new indebtedness.

Future Contractual Obligations and Commitments, page 58

21. Please revise your table to include future minimum amounts disclosed under license agreements as discussed in Note 13.

22. Please add an additional note to your table of contractual obligations indicating the amount of new indebtedness and related interest expense to be entered into in connection with the spin off. Alternatively, add an additional table of pro forma contractual obligations for these amounts, including your estimated additional pension and post-retirement benefits after the spin off.

Defined Benefit Pension Plan, page 64

23. Please revise to disclose the actual percentages used by Sara Lee in calculating the pension costs and obligation amounts, including the discount rates, expected long-term rate of return on plan assets, and estimated salary rates.

Description of Our Business, page 66

Key Business Strategies, page 68

24. Please discuss in greater detail the textile manufacturing projects you refer to and the significance these projects will have on your operations. For example, explain how these projects will result in significant cost efficiencies and increased asset utilization.

Manufacturing and Sourcing, page 76

25. We note your discussion that contractors perform certain steps in the manufacturing process. Please tell us more about these arrangements, including whether inventory risk of loss is passed on to these contractors and how you are accounting for the additional cost of processing.

Competition, page 77

26. We note that you compete on the basis of price, brand name recognition, product quality, selection, service and purchasing convenience. It would appear that your competitors in the industry would compete on the same basis. Please explain your methods of competition in greater detail. See Item 101(c)(1)(x) of Regulation S-K.

Properties, page 79

27. Please revise to further identify the properties that you own compared to those that you lease.

Environmental Matters, page 80

28. Please tell us and disclose whether you have accrued any amounts related to sites where you have been named a "potentially responsible party." Tell us whether you believe there are any additional risks that are not covered under your various separation agreements with Sara Lee.

Management, page 81

Executive Officer Share Retention Guidelines, page 85

29. Please revise to describe the share retention and ownership guidelines.

Summary Compensation Table, page 85

30. Please revise to include 2003 and 2004 compensation information for Messrs. Evan, Flatow and Oliver.

Agreements with Sara Lee, page 100

Master Separation Agreement, page 100

31. We note that Sara Lee will have sole and absolute discretion to change the terms of the distribution. Please revise to include appropriate risk factor disclosure. Please also clarify how shareholders will be notified of any material modifications to the terms of the spin-off.

Master Transition Services Agreement, page 105

32. Please revise to describe and quantify the fees to be paid in connection with this or any other agreements with Sara Lee in connection with the spin-off.

Description of Certain Indebtedness, page 118

33. We note disclosure indicating that the senior secured credit facility will be secured by liens on substantially all of your assets and of your subsidiaries. Please include a risk factor addressing this circumstance or explain why a risk factor is not appropriate.

Certain Relationships and Related Transactions, page 122

34. Please describe in greater detail the potential conflicts of interest you refer to in the last sentence on this page. Further discuss the potential ramifications, if any, these conflicts of interest may have on your operations.

Combined and Consolidated Statements of Cash Flows, page F-6

35. Please provide us with additional information regarding the proceeds from the sale of fixed assets that you have recorded in each year. Tell us the facts and circumstances related to these sales and whether gains or losses on these sales were recorded. To the extent that these proceeds relate to your exit activities, please clarify your disclosure.

Summary of Significant Accounting Policies, page F-8

(a) Combination and Consolidation, page F-8

36. We note the financial statements include controlled subsidiaries which in general are majority owned entities. Please clarify what you mean by "in general." Tell us if you have also consolidated a subsidiary which is not majority owned or not deemed a primary beneficiary, and if so, disclose the principals relied upon for consolidation.

(d) Sales Recognition and Incentives, page F-9

37. Please tell us and disclose the amounts of royalty revenues recognized in all periods presented. If these amounts are in excess of 10% of net sales, separately disclose them on the face of the income statement in accordance with Article 5-03(b)(1)(e) of Regulation S-X.

38. Please tell us how you determine reserves for estimated product returns for new products where historical return trends are not available. Additionally, tell us whether the reserve for refunds includes any warranties or money-back guarantees that may be offered to your customers.

(i) Inventory Valuation, page F-11

39. Please expand your disclosure to summarize your policy for recording reserves on your inventory.

Note (14) Intangible Assets and Goodwill, page F-27

40. Please provide us with more details regarding your Playtex trademark. In this regard, we note that it appears as though the domestic trademark is not owned by you. Tell us how you are accounting for your share of the Playtex Marketing Corporation in the Combined and Consolidated Financial Statements. Please confirm that this trademark is reviewed for impairment under SFAS 142 by the Playtex Marketing Corporation. On page 68 you discuss that in fiscal 2006 you determined that the $79.1 million intangible asset relating to the Playtex trademark should be reclassified from indefinite lived to definite lived. Please tell us more about the following:

- Whether this trademark relates to the non-US businesses;
- Why you determined the trademark should be reclassified during this period;
- How you determined that the 30 year useful life was appropriate;

- Whether the estimate 2006 amortization expense detailed on page 62 and page F-27 reflects the reclassification of the Playtex trademark given the 2005 amortization expense.

We may have further comment upon review.

Note (21) Business Segment Information, page F-39

41. We note your disclosure of your four reportable segments. Please tell us how you determined this presentation was appropriate. Specifically, we note that your products are sold through multiple distribution channels and that within a specific segment such as the innerwear segment, a number of unique products are offered. If you are applying the provisions of paragraph 17 and aggregating a number of operating segments, please tell us your basis for doing so, identify your operating segments and provide specific examples of how these meet the aggregation criteria. Please provide us with reports used by your Chief Operating Decision Maker in reviewing the Company's performance.

42. Please provide the disclosures required by paragraphs 37 and 39 of SFAS 131. Also, if you have aggregated operating segments, please disclose that fact. See paragraph 26 of SFAS 131.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathleen Kerrigan at (202) 551-3369 or Donna Di Silvio, Accounting Reviewer, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 551-3335 or Peggy Kim, Senior Staff Attorney, at (202) 551-3411 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Keir Gumbs, Esq.
Fax: (202) 778-5500